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                               March 17, 2021

       Ted J. Jastrzebski
       Chief Financial officer
       UGI Corporation
       460 North Gulph Road
       King of Prussia, PA 19406

                                                        Re: UGI Corporation
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2020
                                                            Filed November 20,
2020
                                                            File No. 001-11071

       Dear Mr. Jastrzebski:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended September 30, 2020

       General

   1. We note that your forum selection provision in your Amended and Restated Bylaws identifies a state
court located within Montgomery County, Pennsylvania, or if no state court located within
such county has jurisdiction over such action or proceeding, the federal United States
District Court for the Eastern District of Pennsylvania as the
                                                        exclusive forum for
certain litigation, including any    derivative action.    Please disclose
                                                        whether this provision
applies to actions arising under the Securities Act or Exchange Act.
                                                        In that regard, we note
that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all
suits brought to enforce any duty or liability created by the Exchange
                                                        Act or the rules and
regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction
for federal and state courts over all suits brought to enforce any duty or liability
created by the Securities Act or the rules and regulations thereunder. If the provision applies to
Securities Act claims, please also revise your disclosure to state that
 Ted J. Jastrzebski
UGI Corporation
March 17, 2021
Page 2
         there is uncertainty as to whether a court would enforce such provision and that stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, please provide corresponding risk factor disclosure regarding the impact of your exclusive forum provision on stockholders, including that they may be subject to increased costs to bring a claim and that the provision could discourage claims or limit their ability to bring a claim in a judicial forum that they find favorable. Further, if this provision does not apply to actions arising under the Securities
         Act or Exchange Act, please tell us how you will inform stockholders in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange
         Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon
Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



FirstName LastNameTed J. Jastrzebski                           Sincerely,
Comapany NameUGI Corporation
                                                               Division of
Corporation Finance
March 17, 2021 Page 2                                          Office of Energy
& Transportation
FirstName LastName